FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
---------------------                        Vice President-Investor Relations
10/23/00                                     214/978-2691


                BROWN & ROOT SERVICES TO DEFEND CIVIL LITIGATION

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) stated today that one of its business units, Brown & Root Services ("BRS"), is a defendant in civil litigation pending in federal court in Sacramento, California, alleging that it violated certain provisions of the False Claims Act while performing work for the U.S. Army at Ft. Ord in California (the "Qui Tam" litigation). This lawsuit was filed by a former employee in 1997. BRS has denied the allegations and is preparing to defend itself at trial, which is expected to occur in late 2001. Halliburton believes that the outcome of this civil litigation will not have a material adverse impact on it.
         Although in 1998 the U.S. Department of Justice declined to join the Qui Tam litigation, it has now advised BRS that BRS is the target of a federal grand jury investigation regarding the contract issues raised in the Qui Tam litigation. In addition, BRS has been served with grand jury subpoenas, which require the production of certain documents relating to the Ft. Ord contract. BRS is cooperating in the investigation and believes that it has acted in accordance with the law and the Ft. Ord contract. At the present, the Department of Justice has not made any specific allegations against BRS.
         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.

NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-Q for the quarter ended June 30, 2000 for a more complete discussion of such risk factors.
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